FILED BY ON SEMICONDUCTOR CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ALLEGRO MICROSYSTEMS, INC.

COMMISSION FILE NO. 001-39675

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

March 6, 2025 (March 5, 2025)

Date of Report (Date of earliest event reported)

ON Semiconductor Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-39317	36-3840979
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

ON Semiconductor Corporation 5701 N. Pima Road Scottsdale, Arizona	85250
(Address of principal executive offices)	(Zip Code)

(602) 244-6600

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	ON	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

On March 5, 2025, ON Semiconductor Corporation, a Delaware corporation (“onsemi” or the “Company”) issued a press release confirming that it delivered to the Board of Directors of Allegro MicroSystems, Inc. (“Allegro”) a proposal to acquire all of the outstanding common stock of Allegro for $35.10 per share in cash. A copy of the press release, attached hereto as Exhibit 99.1, is incorporated herein by reference.

Forward-Looking Statements

This report contains statements that constitute “forward-looking statements” within the meaning of the federal securities laws. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding onsemi’s current expectations, estimates, and projections about its industry, its business, or the proposed transaction with Allegro. We caution investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in, or implied by, such forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements.

Among the risks and uncertainties that could cause actual results or events to differ materially from those indicated by such forward-looking statements are the following: (1) the risk that the proposed transaction may not be consummated or may not be consummated in the expected timeframe, including the possibility that the parties may not reach a definitive agreement or satisfy closing conditions (such as regulatory or shareholder approvals); (2) the risk that the transaction could be less accretive than expected, or even dilutive, to onsemi’s earnings per share, and that anticipated cost synergies, revenue enhancements, or other expected benefits may not be fully realized or may take longer to materialize than anticipated; (3) the possibility that onsemi will incur significant transaction-related and other costs in connection with the proposed transaction, which may exceed current estimates, including unforeseen expenses or liabilities; (4) the risk that onsemi may fail to realize the expected benefits from the proposed transaction, including difficulties or delays in integrating the acquired business or operations that could result in additional costs, liabilities, or disruptions to current operations; (5) the risk that any announcements relating to, or the completion of, the proposed transaction could have adverse effects on the market price of onsemi’s stock, whether due to the transaction itself or general market volatility; (6) the risk of unforeseen liabilities or future capital expenditures arising out of the transaction; (7) adverse changes in global or regional economic, financial, political, or regulatory conditions—including geopolitical tensions, public health crises, or supply chain disruptions—that may negatively impact onsemi’s or Allegro’s operations; (8) challenges related to the execution of onsemi’s business strategy, including risks associated with research and development, product demand, and competitive pressures; (9) the risk that key personnel may depart or that onsemi may encounter difficulties in recruiting critical employees; (10) the possibility that any governmental or regulatory entity may delay, restrict, or impose adverse conditions on the proposed transaction; (11) the potential for litigation, regulatory investigations, or other legal proceedings that could incur significant costs, liabilities, or delays; and (12) other risks and uncertainties detailed in onsemi’s filings with the Securities and Exchange Commission (the “SEC”), including in Part I, Item 1A, “Risk Factors,” of onsemi’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (filed with the SEC on February 10, 2025), and any subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and in other documents that onsemi may file from time to time with the SEC. Should one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may differ materially from those expressed or implied by these forward-looking statements. onsemi undertakes no obligation to update or revise any forward-looking statements, except as required by law, and readers are cautioned not to place undue reliance on them, which speak only as of the date of this report.

Important Information for Investors and Security Holders

This report relates to a proposal by onsemi for a transaction to acquire Allegro. In furtherance of this proposal, and subject to future developments, onsemi may file one or more registration statements, tender offer statements, prospectuses, or other documents with the SEC. This report is not a substitute for any prospectus, tender offer statement, or other document that onsemi may file with the SEC in connection with the proposed transaction. Investors and security holders are urged to read the tender offer statement(s), registration statement(s), prospectus(es), and any other document(s) filed with the SEC carefully and in their entirety if and when they become available, because they will contain important information about the proposed transaction. Any definitive tender offer statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Allegro, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available), and other documents filed with the SEC by onsemi, through the SEC’s website (http://www.sec.gov).

No Offer or Solicitation; Participants in the Solicitation

This report shall not constitute an offer to sell, or a solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful before registration or qualification under the securities laws of that jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. This report is neither a solicitation of a proxy nor a substitute for any proxy statement or other filing that onsemi may make with the SEC.

Item 9.01.	Financial Statements and Exhibits.

Exhibit Number	Description

99.1	ON Semiconductor Corporation published a news release on March 5, 2025 captioned, “onsemi Proposes to Acquire Allegro MicroSystems for $35.10 Per Share in Cash.”

101	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

104	The cover page from this Current Report on Form 8-K, formatted as Inline XBRL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ON SEMICONDUCTOR CORPORATION

Date: March 6, 2025	By:	/s/ Thad Trent
Thad Trent
Executive Vice President, Chief Financial Officer and Treasurer

Exhibit 99.1

News Release

onsemi Proposes to Acquire

Allegro MicroSystems for $35.10 Per Share in Cash

All-Cash Proposal Represents Attractive and Immediate Premium of 57%

to Allegro’s Unaffected Closing Share Price on February 28, 2025

SCOTTSDALE, Ariz. – March 5, 2025 – onsemi (NASDAQ: ON) today disclosed details of a proposal submitted to the Board of Directors of Allegro MicroSystems, Inc. (“Allegro”) (NASDAQ: ALGM) to acquire the company for $35.10 per share in cash for each share (the “Proposal”) of Allegro’s common stock on a fully diluted basis at an implied enterprise value of $6.9 billion.

onsemi has made numerous attempts over the past six months to enter into constructive discussions regarding a potential transaction. The most recent Proposal was submitted to Allegro on February 12, 2025, and represents an increase over an initial $34.50 per share proposal submitted on September 2, 2024.

“We believe the combination of onsemi and Allegro would bring two highly complementary businesses together, benefitting our respective customers and delivering immediate value to Allegro shareholders,” said Hassane El-Khoury, President and Chief Executive Officer of onsemi. “The Allegro team has built an impressive leadership position in magnetic sensing and power ICs for the automotive and industrial end-markets. Together, Allegro’s unique product portfolio and onsemi’s differentiated intelligent power and sensing technologies would create a diversified leader in automotive, industrial and AI data center applications.”

El-Khoury continued, “While we would have preferred to reach an agreement with Allegro privately, the decision to make our proposal public reflects our conviction in the merits of a combined company, which we believe is in the best interests of Allegro and onsemi shareholders. We urge the Allegro Board and management team to engage in good faith discussions with onsemi’s management team regarding the proposed transaction, which maximizes value for Allegro shareholders.”

The combination between onsemi and Allegro would create a natural strategic fit given both parties’ respective strengths within the automotive and industrial markets:

•

Compelling Strategic Rationale That Delivers Benefits for Customers and Employees: Allegro’s product offering complements onsemi’s leadership in intelligent power and sensing for automotive, industrial and AI data center applications. A combination would bring together two strong teams with a shared culture of innovation and access to exciting new development opportunities within an expanded organization.

•

Delivering Immediate and Certain Value for Allegro Shareholders: Under the terms of the Proposal, onsemi’s all-cash $35.10 per share offer represents a 57% premium to Allegro’s closing share price on February 28, 2025, the last trading day prior to media reports regarding onsemi’s interest in acquiring Allegro.

•

Clear Path to Completion and Plan for Financing: onsemi has assembled a team of highly experienced advisors and is prepared to move swiftly and efficiently to complete due diligence and negotiate a mutually agreeable definitive agreement. The company does not anticipate any financing contingencies and intends to fund the potential transaction with a combination of committed financing, cash on hand, and funds available under its existing revolving credit facility.

1

Engagement History

onsemi first approached Allegro regarding a potential all-cash acquisition on September 2, 2024, via a formal letter with an initial all-cash $34.50 per share proposal. A follow-up letter was sent December 10, 2024, reaffirming onsemi’s desire to transact and gain access to find a pathway to diligence. Subsequently, onsemi made another attempt towards constructive engagement, most recently submitting a letter on February 12, 2025, improving its all-cash proposal to $35.10 per share, while also highlighting its numerous efforts to meaningfully engage with Allegro.

onsemi’s request since September 2, 2024, has been consistent: to advance the possibility of this valuable outcome for shareholders through rigorous management-to-management dialogue and pursuing the requisite diligence and scoping of regulatory requirements in order to expeditiously move towards finalization of a transaction.

###

Forward-Looking Statements

This document contains statements that constitute “forward-looking statements” within the meaning of the federal securities laws. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding onsemi’s current expectations, estimates, and projections about its industry, its business, or the proposed transaction with Allegro MicroSystems, Inc. (“Allegro”). We caution investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in, or implied by, such forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements.

Among the risks and uncertainties that could cause actual results or events to differ materially from those indicated by such forward-looking statements are the following: (1) the risk that the proposed transaction may not be consummated or may not be consummated in the expected timeframe, including the possibility that the parties may not reach a definitive agreement or satisfy closing conditions (such as regulatory or shareholder approvals); (2) the risk that the transaction could be less accretive than expected, or even dilutive, to onsemi’s earnings per share, and that anticipated cost synergies, revenue enhancements, or other expected benefits may not be fully realized or may take longer to materialize than anticipated; (3) the possibility that onsemi will incur significant transaction-related and other costs in connection with the proposed transaction, which may exceed current estimates, including unforeseen expenses or liabilities; (4) the risk that onsemi may fail to realize the expected benefits from the proposed transaction, including difficulties or delays in integrating the acquired business or operations that could result in additional costs, liabilities, or disruptions to current operations; (5) the risk that any announcements relating to, or the completion of, the proposed transaction could have adverse effects on the market price of onsemi’s stock, whether due to the transaction itself or general market volatility; (6) the risk of unforeseen liabilities or future capital expenditures arising out of the transaction; (7) adverse changes in global or regional economic, financial, political, or regulatory conditions—including geopolitical tensions, public health crises, or supply chain disruptions—that may negatively impact onsemi’s or Allegro’s operations; (8) challenges related to the execution of onsemi’s business strategy, including risks associated with research and development, product demand, and competitive pressures; (9) the risk that key personnel may depart or that onsemi may encounter difficulties in recruiting critical employees; (10) the possibility that any governmental or regulatory entity may delay, restrict, or impose adverse conditions on the proposed transaction; (11) the potential for litigation, regulatory investigations, or other legal proceedings that could incur significant costs, liabilities, or delays; and (12) other risks and uncertainties detailed in onsemi’s filings with the Securities and Exchange Commission (the “SEC”), including in Part I, Item 1A, “Risk Factors,” of onsemi’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (filed with the SEC on February 10, 2025), and any subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and in other documents that onsemi may file from time to time with the SEC. Should one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may differ materially from those expressed or implied by these forward-looking statements. onsemi undertakes no obligation to update or revise any forward-looking statements, except as required by law, and readers are cautioned not to place undue reliance on them, which speak only as of the date of this document.

Important Information for Investors and Security Holders

This document relates to a proposal by onsemi for a transaction to acquire Allegro. In furtherance of this proposal, and subject to future developments, onsemi may file one or more registration statements, tender offer statements, prospectuses, or other documents with the SEC. This document is not a substitute for any prospectus, tender offer statement, or other document that onsemi may file with the SEC in connection with the proposed transaction. Investors and security holders are urged to read the tender offer statement(s), registration statement(s), prospectus(es), and any other document(s) filed with the SEC carefully and in their entirety if and when they become available, because they will contain important information about the proposed transaction. Any definitive tender offer statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Allegro, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available), and other documents filed with the SEC by onsemi, through the SEC’s website (http://www.sec.gov).

No Offer or Solicitation; Participants in the Solicitation

This document shall not constitute an offer to sell, or a solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful before registration or qualification under the securities laws of that jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. This document is neither a solicitation of a proxy nor a substitute for any proxy statement or other filing that onsemi may make with the SEC.

About onsemi

onsemi (Nasdaq: ON) is driving disruptive innovations to help build a better future. With a focus on automotive and industrial end-markets, the company is accelerating change in megatrends such as vehicle electrification and safety, sustainable energy grids, industrial automation, and 5G and cloud infrastructure. onsemi offers a highly differentiated and innovative product portfolio, delivering intelligent power and sensing technologies that solve the world’s most complex challenges and leads the way to creating a safer, cleaner and smarter world. onsemi is recognized as a Fortune 500® company and included in the Nasdaq-100 Index® and S&P 500® index. Learn more about onsemi at www.onsemi.com.

onsemi and the onsemi logo are trademarks of Semiconductor Components Industries, LLC. All other brand and product names appearing in this document are registered trademarks or trademarks of their respective holders.

Contacts:

Krystal Heaton

Director, Head of Public Relations

onsemi

(480) 242-6943

Krystal.Heaton@onsemi.com

Parag Agarwal

Vice President - Investor Relations & Corporate Development

onsemi

(602) 244-3437

investor@onsemi.com